LaDawn Naegle Direct: 202-508-6046 lnaegle@bryancave.com

October 11, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	HearUSA, Inc.

Form 10-K for Fiscal Year Ended December 30, 2006

Filed April 6, 2007

Form 10-Q for Fiscal Quarter Ended June 30, 2007

Filed August 13, 2007

File No. 1-11655

Ladies and Gentlemen:

This letter sets forth the responses of HearUSA, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated September 27, 2007, with respect to the above referenced reports on Form 10-K and Form 10-Q. We have duplicated below the comments set forth in the comment letter and have provided the Company’s responses following the Staff’s comments.

Form 10-K for Fiscal Year Ended December 30, 2006

Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 20

General, page 20

1.	Please disclose how you calculate the change in comparable center revenues from period to period, including how you treat centers that were opened, closed, renovated, or relocated during the period.

The change in revenues from comparable centers is calculated by excluding the revenues from centers acquired within the last twelve months and any revenues from discontinued operations. Comparable center revenues relate to the revenue from continuing operations at centers owned by the Company for more than one year in a specific period. The Company did not open new centers during the years 2006 and 2005 but would disclose separately revenues from such centers had any openings occurred. Relocated and/or renovated centers are included in comparable

Securities and Exchange Commission

October 11, 2007

center revenues, as relocated/renovated locations continue to operate until business begins in the new location. Closed centers are also included in comparable center revenues when the Company can transfer operations to another of its company-owned centers without losing the related revenues and are therefore not considered discontinued operations. When the operations of the closed centers are not retained are considered discontinued operations and the revenues would be excluded from the comparable centers for the current and prior years. As indicated in note 2 below the revenues table on page 21, also include the revenues from the network business segment as well as the impact of fluctuation of the Canadian exchange rate. The Company will provide additional information in future filings regarding the treatment of newly opened centers, relocation and renovations and closed centers when presenting revenues from comparable centers.

Liquidity and Capital Resources, page 29

Contractual Obligations, page 31

2.

Please explain to us why interest to be paid on long-term debt excludes amounts that can be repaid through preferred pricing reductions while principle payments on long-term debt are presented on a gross basis without regard to potential preferred pricing reductions. Given the uncertainty of payment through preferred pricing reductions it appears that your presentation of interest to be on paid on long-term debt should be consistent with your presentation of payment obligations on long-term debt.

In future filings, the Company will include in the presentation of interest to be paid on long-term debt the interest on Tranches A, B, and C that can be repaid through preferred pricing reductions. In addition the Company will modify footnote 2 of this disclosure to incorporate this change.

Item 8. Financial Statements and Supplementary Data, page 36

Financial Statements, page 37

Notes Consolidated Financial Statements, page 44

Note 1. Description of the Company and Significant Accounting Policies, page 44

3.

Please disclose and tell us your accounting policies for recognizing the Siemens rebate credits (or preferred pricing reductions) and volume discounts including your methodology for estimating the allocations to each of the underlying transactions that results in progress toward earning the rebates and discounts. In your response, please address your recognition of debt reductions and inventory costs in detail. Refer to EITF 02-16.

EITF 02-16 reached a consensus that a rebate or refund of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period should be

Securities and Exchange Commission

October 11, 2007

recognized as a reduction of the cost of sales based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the customer toward earning the rebate or refund provided the amounts are probable and reasonably estimable. If the rebate or refund is not probable and reasonably estimable, it should be recognized as the milestones are achieved. The requirement for receiving the Siemens rebates is based on purchase compliance levels of at least ninety percent of all quarterly purchases of hearing aid products of the Company being made with Siemens and to exceed certain minimum number of units purchased from them in a specific quarter. Accordingly, the Company’s accounting policy for recognizing the rebate credits is to record the rebate credits when earned in each quarter as a reduction of cost of products sold. The impact on inventory is inmaterial. The “cash” consideration that is payable to the Company is used towards the reduction of the principal balance outstanding on the loans and any interest due during that quarter. The Company will disclose in future filing its policy for recognizing the Siemens preferred pricing reductions as previously explained.

4.

We note your disclosure on page three that you provide hearing care under your provider agreements using three different arrangements. Please tell us in detail how you recognize revenue and expense under each of the arrangements and the facts and circumstances you considered to determine the appropriate accounting treatment. A description of the capitation contracts may be useful to our understanding. With respect to each arrangement and to the extent applicable, tell us the nature of fees received from the providers, the expected period of performance of your obligations and why your revenue recognition policies comply with SAB Topic 13. Please also tell us whether you defer any contract acquisition costs and, if so, your method of recognizing those costs in operations. In addition, tell us how you recognize encounter fees paid to network providers. Finally, tell us how capitation revenues and the related expenses are classified in the statements of operations and why the classifications are appropriate.

HearUSA has company-owned centers in its core markets and a network of affiliated providers who provide products and services to customers that are located outside its core markets. HearUSA enters into provider agreements with benefit providers (third party payors such as insurance companies, managed care companies, employer groups, etc.) under (a) a discount arrangement on products and service; (b) a fee for service arrangement; and (c) a per capita basis or capitation arrangements, which is a fixed per member per month fee received from the benefit providers.

All contracts are for one calendar year and are and cancelable with ninety days notice by either party.

Under the discount arrangements, the Company provides the products and services to the eligible members of a benefit provider at a pre-determined discount or customary price and the member pays the Company directly for the products and services. Under the fee for service arrangements, the Company provides the products and services to the eligible members at its customary price less the benefit they are allowed (a specific dollar amount), which the member pays

Securities and Exchange Commission

October 11, 2007

directly to the Company. The Company then bills the benefit provider the agreed upon benefit for the service.

Under the capitation agreements, the Company agrees with the benefit provider to provide their eligible members with a pre-determined discount. Revenue under capitation agreements is derived from the sales of products and services to members of the plan and from a capitation fee paid to the Company in by the benefit provider at the beginning of each month. The members that are purchasing products and services pay the customary price less the pre-determined discount. This revenue from the sales of products to these members is recorded at the customary price less applicable discount in the period that the product is delivered. The direct expenses consisting primarily of the cost of goods sold and commissions on sales are recorded in the same period. Other indirect operating expenses are recorded in the period which they are incurred.

The capitation fee revenue is calculated based on the total members in the benefit provider’s plan at the beginning of each month and is no-refundable. Only a small percentage of these members may ever purchase product or services from the Company. The capitation fee revenue is earned as a result of agreeing to provide services to members without regard to the actual amount of service provided. That revenue is recorded monthly in the period that the Company has agreed to see any eligible members.

The Company records each transaction at its customary price for the three types of arrangements, less any applicable discounts from the arrangements in the center business segment. The products sold are recorded under the hearing aids and other products line item and the services are recorded under the service line item on the consolidated statement of operations. Revenue and expense are recorded when the product has been delivered, net of an estimate for return allowances. Revenue and expense from services and repairs are recorded when the services or repairs have been performed. Capitation revenue is recorded as revenue from hearing aids since it relates to the discount given to the members.

The Company complies with SAB Topic 13 by recording revenues when they have been realized or are realizable. Revenues are considered earned by the Company at the time delivery of product or services have been provided to its customers (when the Company is entitled to the benefits of the revenues).

When the arrangements are related to members of benefit providers that are located outside the Company-owned centers’ territories, the revenues generated under these arrangements are included under the network business segment. The Company records a receivable for the amounts due from the benefit providers and a payable for the amounts owed to the affiliated providers. The Company only pays the affiliated provider when the funds are received from the benefit provider. The Company records revenue equal to the minimal fee for processing and administrative fees. The costs associated with these services are operating costs, mostly for the labor of the network support staff and are recorded when incurred.

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October 11, 2007

No contract costs are capitalized by the Company.

In future filings, the Company will clarify the distinction between company-owned center and network business segment revenues recognition accounting policies while considering the relative size of each business segment and will provide a more comprehensive explanation of the different type of arrangements and their accounting treatment as set forth above.

Inventories, page 45

5.	Please disclose the nature of the cost elements included in inventory. Refer to Rule 5-02.6(b) of Regulation S-X.

The Company will include in future filings the nature of its inventory, which consists of finished product directly purchased from the manufacturers. The cost of the inventory corresponds to the amount directly charged by the manufacturers and does not include any indirect costs.

Goodwill and Other Intangible Assets, page 45

6.

As you disclose here and on page 32 in critical accounting estimates that you utilize an independent appraisal firm to test goodwill for impairment, please name and file the written consent of the third-party to whom you refer. Alternatively, please remove the reference to the third-party. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

The Company will remove the reference to the third-party in future filings when a third party appraisal firm has not been used.

Note 7. Long-Term Debt, page 55

Notes Payable to Siemens, page 56

7.

We note that you are restricted from paying dividends under the covenants of the notes. Please describe the most significant restrictions on the payment of dividends, indicating their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X.

There are no longer restrictions on dividend payments under the revised Siemens agreements. The restriction was removed in 2006 and the disclosure in the note was not corrected. In future filings the Company will modify the disclosure to delete the reference to restrictions on payment of dividends.

Note 12. Stock-based Benefit Plans, page 63

8.

Please disclose the weighted-average grant-date fair value of stock options granted and the total intrinsic value of options exercised during each year presented as required by paragraph A240.c. of SFAS 123(R). Please also disclose the aggregate intrinsic value of outstanding and exercisable non-employee director options.

Securities and Exchange Commission

October 11, 2007

The Company will include in future filings the weighted-average grant-date fair value of stock options granted and total intrinsic value of options exercised during each year presented. The Company will include in future filings the aggregate intrinsic value of outstanding and exercisable for all equity incentive plans, including the non-employee director options, in the total outstanding and exercisable disclosed in the footnote.

Note 14. Related Party Transactions, page 65

9.

We note that the amount of capitation revenues from the Kaiser Plan for each year exceeds the amount of service revenues disclosed in note 21. Please advise. Please also tell us how you recognize the capitation revenues and related expenses and why your revenue recognition policy complies with SAB Topic 13.3.f. Refer to the comment above regarding revenue recognition.

As noted above under the response to comment 3, the Company recognizes capitation contract revenues for company-owned centers as part of the hearing aids and other products revenues under the center business segment. The cost of the hearing aids provided to the members of the benefit providers is recorded as cost of products sold, under hearing aids and other products. The Kaiser plan is contracted with the HEARx West joint venture, which is part of the Company’s corporate-owned centers and in the center business segment.

The Company complies with SAB Topic 13 by recording revenues when they have been realized or are realizable. Capitation revenue relating to the per-member-per-month fee is non-refundable and earned as a result of agreeing to provide services to members without regard to the actual amount of service provided. That revenue is recorded monthly in the period that the Company has agreed to see any eligible members.

.Item 9. Changes in Disagreements with Accountants on Accounting and Financial Disclosure, page 77

10.

Please include the disclosures required by Item 308(c) of Regulation S-K under Item 9A. Please revise Item 9 to include the information required by Item 304(b) of Regulation S-K. In regard to the disclosures required by Item 308(c) of Regulation S-K, please disclose any changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Otherwise, disclose that there were no changes to internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

The Company will include in future filings the disclosures required by Item 308 (c) under Item 9A. The Company will include in future filings Item 9 required disclosures under Item 304 (b) regarding any changes in and disagreements with our external accountants on accounting and financial disclosures. For the year ended December 30, 2006 there were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction

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October 11, 2007

would have caused them to make reference to the subject matter of the disagreements in their report on our financial statements. In addition, the Company will include the required disclosures under Item 308(c) of Regulation S-K regarding changes in our internal control over financial reporting, and will include the information required by Item 304(b) of Regulation S-K. For the year ended December 30, 2006 except as otherwise discussed in our financial statements, there were no significant changes in the Company’s internal control over financial reporting during the most recently completed fiscal quarter that materially affected, or was reasonably likely to materially affect, the Company’s internal control over financial reporting.

Form 10-Q for Quarterly Period Ended June 30, 2007

Part I. Financial Information

Item 1. Financial Statements, page 3

Notes to Consolidated Financial Statements, page 7

Note 4. Convertible Subordinated Notes, page 11

11.

Please tell us the authoritative literature you applied in recognizing the non-cash charge as a result of the reduction in the exercise price of the warrants. Please also tell us how you computed the non-cash charge.

As an inducement for the convertible subordinated note holders to accept early payment of the notes, the Company reduced the exercise price of the warrants that were originally issued with the convertible subordinated notes. The note holders were required to exercise their warrants immediately. The Company recorded a non-cash charge as a result of the reduction in the exercise price of the warrants. The company recorded the non-cash charge for the incremental fair value of the warrants immediately prior to the modification of the price and the fair value immediately following the modification. As discussed in SAB Topic 14A:

“With respect to questions regarding no employee arrangements that are not specifically addressed in other authoritative literature, the staff believes that the application of guidance in Statement 123R would generally result in relevant and reliable financial statement information. As such, the staff believes it would generally be appropriate for entities to apply the guidance in Statement 123R by analogy to share-based payment transactions with nonemployees unless other authoritative accounting literature more clearly addresses the appropriate accounting, or the application of the guidance in Statement 123R would be inconsistent with the terms of the instrument issued to a nonemployee in a share-based payment arrangement.7 For example, the staff believes the guidance in Statement 123R on certain transactions with related parties or other holders of an economic interest in the entity would generally be applicable to share-based payment transactions with nonemployees.”

Securities and Exchange Commission

October 11, 2007

The Company calculated the fair value of the warrants immediately before and after modification using the Black-Scholes model. The charge was recorded as the incremental fair values.

* * * *

In connection herewith, the Company hereby acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the fiscal year ended December 30, 2006 and the Form 10-Q for the fiscal quarter ended June 30, 2007 (the “filings”);

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6046.

Sincerely yours,

/s/ LaDawn Naegle

LaDawn Naegle

LDN/djn

cc:	Gino Chouinard Chief Financial Officer HearUSA